July 22, 2011

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Station Casinos, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2010
Filed on March 31, 2010
File No. 001-12037

Dear Mr. Shenk:

Station Casinos, Inc. (the “Company,” “Station,” “we,” or “our”) has received and reviewed the comments in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 26, 2011.  The purpose of this letter is to provide our responses to those comments.  This letter follows two telephone conference calls held with Staff on June 13 and July 6, 2011.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.

Form 10-K: For the Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 41

Casino and Room, page 43 and page 44, respectively

1.                                       We note that you have not addressed our previous comment one and four from our comment letter dated August 4, 2010 in your Form 10-K for the year ended December 31, 2010, despite the fact that you confirmed and acknowledged that you would revise your future filings as requested.  As such, we reissue our previous comment.  Please revise future filings to quantify the impact of changes in customer visits to your properties and changes in customer spend per visit on revenues.  For example, please revise future filings to quantify the actual dollar amount of revenue change during the period attributed to a change in customer visits.  Please revise future filings to quantify the impacts of changes in room occupancy and changes in the average daily room rate on revenues.  For example, please quantify the actual dollar amount of revenue change during the period attributed to a change in room occupancy.  Additionally, as disclosed in your Form 10-K for the year ended December 31, 2009 please continue to disclose the actual change in room occupancy and the average daily room rate.  Please provide us with your proposed revised disclosure.

RESPONSE

During the telephone conference held on June 13, 2011, we requested and received clarification of this comment.  Staff clarified that we should separately disclose the aggregate dollar amount impact on revenues of each significant factor.  In future filings, when there is a material change in casino revenues that is attributable to multiple factors that are individually significant, we will identify each of those factors and separately quantify the actual aggregate dollar amount impact on casino revenues of each factor.  Similarly, in future filings when there is a material change in room revenues, we will quantify the actual aggregate dollar amount impact on room revenues of a change in room occupancy and a change in average daily room rate when such factors are individually significant.  As requested, following are examples of our proposed revised disclosures:

Casino.  Casino revenues increased X.X% to $XXX.X million for the three months ended March 31, 201X as compared to $XXX.X million for the three months ended March 31, 201Y. The $X.X million increase in casino revenues reflects a X.X% increase in slot revenue, partially offset by a X.X% decrease in table game revenue. The increase in slot revenue was driven primarily by an increase in our promotional activities.  The $X.X million net improvement in casino revenue is attributable to a $XX.X million increase related to increased customer visits to our properties, partially offset by a $XX.X million decrease related to lower customer spend per visit. Casino expenses increased by $X.X million or X.X% for the three months ended March 31, 201X compared to the same period in the prior year, primarily due to a net increase of approximately $X.X million in promotional and complimentary expenses, partially offset by a net decrease in other casino expenses of $X.X million. The casino operating margin for the three months ended March 31, 2011 reflects a decrease of less than 1% as compared to the same period in the prior year.

Room.  The following table shows key information about our hotel operations:

	Three months ended March 31,						Percent
	201X			201Y			change
Occupancy	XX		%	XX		%
Average daily rate	$	XX		$	XX		(X.X	)%
Revenue per available room	$	XX		$	XX		X.X	%

Room revenues increased by $X.X million for the three months ended March 31, 201X as compared to the three months ended March 31, 201Y.  The increase in room revenues is composed of a $X.X million increase attributable to higher occupancy, partially offset by a $X.X million decrease attributable to a lower average daily room rate. The $X decrease in the average daily room rate for the three months ended March 31, 201X compared to the same period in the prior year reflects an overall decrease across all properties. Room expenses increased for the three months ended March 31, 201X compared to the same period in the prior year primarily due to the increased occupancy level.

Item 8. Financial Statements and Supplementary Data

Note 8.  Native American Development, page 106

2.                                       We note your response to our prior comment one.  It appears that you did not make all the disclosures requested, as such; we reissue part of our previous comment.  Please revise future filings to disclose the items listed below for each of your Native American casino development projects:

•                  The date you entered into the Development and Management Agreement with the Native American Tribe;

•                  The significant provisions of the Development and Management Agreement including but not limited to;

•                  Provisions relating to agreement termination.

•                  When you expect to begin construction;

•                  When you expect that the project will be complete and ready to be opened for business; and

•                  Status of obtaining third party financing for the project.

RESPONSE

As discussed in our conference call on June 13, 2011, we reduced certain disclosures for the Gun Lake project because as of February 2011, the development was completed and the project was open for business.

For the FIGR, Mono, and Chico projects, we will revise future filings to include the requested information.  As discussed during the June 13, 2011 conference call, we will disclose our best estimate of the expected timing of the construction, completion, opening and securing of third-party financing for each project, and such disclosure will be expressed as a range.  In addition, we will include cautionary language stating, where applicable, that the actual timing of such activities may differ significantly from our best estimate of the expected timing.

Following is an example of our proposed revised disclosure.  For illustrative purposes, we have included the proposed revised disclosure for only one project, however similar revisions will be made to our disclosures for all Native American projects under development.

North Fork Rancheria of Mono Indian Tribe

On December 8, 2003 the Company entered into development and management agreements with the North Fork Rancheria of Mono Indians (the “Mono”), a federally recognized Native American tribe located near Fresno, California. Pursuant to those agreements, we will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. We have purchased, for the benefit of the Mono, a 305-acre parcel of land located on Highway 99 north of the city of Madera.

As currently contemplated, the project is expected to include approximately 2,000 to 2,500 slot games and approximately XX table games.   Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, approval by the California Legislature of a gaming compact with the State of California, the DOI accepting the land into trust on behalf of the Mono and approval of the management agreement by the NIGC.

The Mono entered into memoranda of understanding with the County of Madera, the City of Madera, and the Madera Irrigation District, on August 16, 2004, October 18, 2006, and December 19, 2006, respectively.  Under these agreements, the Mono agreed to make monetary contributions to mitigate potential impacts of the project on the community, and also agreed to certain non-monetary covenants.  In accordance with these agreements, the tribe has agreed to pay non-recurring mitigation contributions ranging from $13.2 million to $28.2 million and recurring annual mitigation contributions totaling approximately $5.1 million, all of which are subject to CPI adjustments.  These contributions are intended to mitigate the impact of the project on law enforcement, public safety, roads and transportation, local land use planning, water conservation and air quality, as well as to provide funding for parks, recreation, economic development, education, behavioral health and certain charitable programs.  The Mono’s obligation to pay the contributions is contingent upon certain future events including acceptance of the land into trust, commencement of project construction, and for certain contributions, the opening of the project.  The tribe also expects to enter into a mitigation agreement with CalTrans for state road improvements.

On April 28, 2008, the Mono and the State of California entered into a tribal-state Class III gaming compact permitting casino-style gaming. The compact is subject to approval by the California Legislature and, if approved, will regulate gaming at the Mono’s proposed gaming and entertainment project to be developed on the site. No assurance can be provided as to whether the California Legislature will approve the compact.

On August 6, 2010, the BIA published notice in the Federal Register that the environmental impact statement for the Mono’s casino and resort project has been finalized and is available for review. Prior to the land being taken into trust, the BIA must publish a record of decision concerning the environmental impact statement and the Secretary must make the decision that the land should be taken into trust.

Under the terms of the development agreement, Station has agreed to arrange the financing for the ongoing development costs and construction of the facility. Prior to obtaining third-party financing, we will contribute significant financial support to the project. Funds advanced by us are expected to be repaid from the proceeds of the third-party financing or from the Mono’s gaming revenues. We began capitalizing reimbursable advances related to this project in 2003. Through March 31, 2011, we have advanced approximately $16.6 million toward the development of the project, primarily to complete the environmental impact study and secure real estate for the project, which is included in Native American development costs on the Company’s condensed consolidated balance sheets. Reimbursable advances by Station to the Mono bear interest at the prime rate plus 1.5%. In addition, we have agreed to pay approximately $1.3 million of payments upon achieving certain milestones, which will not be reimbursed and will be expensed as incurred. Through March 31, 2011, none of these payments had been made.

The management agreement has a term of seven years from the opening of the facility. Station will receive a management fee of 24% of the facility’s net income.  The management agreement includes termination provisions whereby either party may terminate the agreement for cause, and the agreement may also be terminated at any time upon agreement of the parties.  There is no provision in the management agreement allowing the tribe to buy-out the contract prior to its expiration.  The management agreement provides that  Station will train the Mono such that they may assume responsibility for managing the facility upon the expiration of the agreement.

Upon termination or expiration of the management and development agreements, the Mono will continue to be obligated to repay unpaid principal and interest on the advances from Station, as well as certain other amounts that may be due, such as management fees.  Amounts due to Station under the development and management agreements are secured by substantially all of the assets of the project.  In addition, the development and management agreements contain waivers of the Mono’s sovereign immunity from suit for the purpose of enforcing the agreements or permitting or compelling arbitration and other remedies.

The following table outlines our evaluation at March 31, 2011 of each of the critical milestones necessary to complete the Mono project. Both positive and negative evidence was considered during our evaluation of the critical milestones.

As of March 31, 2011

Federally recognized as a tribe by the US Government’s Bureau of Indian Affairs (BIA)	Yes

Date of recognition	Federal recognition was terminated in 1961 and restored in 1983. There is currently no evidence to suggest that recognition might be terminated in the future.

Tribe has possession of or access to usable land upon which the project is to be built	Yes, Station has acquired usable land for the development of this project on behalf of the Mono.

Status of obtaining regulatory and governmental approvals:

Tribal-State Compact

No, however the compact was signed by the California governor in 2008 and is expected to be submitted for ratification by the California Legislature after the Secretary of the Interior approves placing the land into trust.

Approval of gaming compact by DOI	Approval of the gaming compact by the DOI is expected to occur after the compact has been ratified by the California Legislature.

Record of decision regarding environment impact published by BIA

A Record of Decision (“ROD”) regarding the Environmental Impact Statement for the project will be published by the BIA.  We cannot, however, predict the timing of the issuance of the ROD.  There is currently no evidence to suggest that a favorable ROD will not be issued.

DOI accepting usable land into trust on behalf of the tribe

It is anticipated that the land will be accepted into trust by the DOI after the issuance of the ROD.  We cannot, however, predict when these events will occur. There is currently no evidence to indicate that the land will not be accepted into trust.

Approval of management agreement by NIGC	Approval of the management agreement by the NIGC is expected to occur on approximately the same date as the DOI accepts the land into trust.

Gaming licenses:

Type	Current plans for the project include Class III gaming, which requires a compact with the State of California and the approval of the NIGC.

Number of gaming devices allowed	The compact signed by California’s governor permits a maximum of 2,000 slot machines at the facility as currently contemplated, with an option to expand to 2,500 total machines.

Agreements with local authorities:

The Mono have entered into Memoranda of Understanding with the City of Madera, the County of Madera and the Madera Irrigation District under which the Mono agreed to pay one-time and recurring mitigation contributions, subject to certain contingencies.

The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurance as to when, or if, these approvals will be obtained.  We currently anticipate that the facility will open for business on or about XXXXXX, 20XX, and we expect that the construction of the facility will begin approximately 18 to 24 months before opening, however there can be no assurance that the project will be completed and opened within this time frame or at all. We expect to obtain third-party financing for the project once all necessary regulatory approvals have been received and construction has commenced, however there can be no assurance that we will be able to obtain such financing for the project on acceptable terms or at all.

We have evaluated the likelihood that the Mono project will be successfully completed and opened, and have concluded that at March 31, 2011, the likelihood of successful completion is in the range of XX% to YY%.  Our evaluation is based on our consideration of all available positive and negative evidence about the status of the project and the progress being made toward the achievement of all milestones and the likelihood of successful resolution of all contingencies.  There can be no assurance that the project will be successfully completed nor that future events and circumstances will not change our estimates of the timing, scope, and potential for successful completion or that any such changes will not be material.  In addition, there can be no assurance that we will recover all of our investment in the project even if it is successfully completed and opened for business.

3.                                       We note that the federal recognition as a tribe by the US Government’s Bureau of Indian Affairs (BIA) was terminated and restored for both The Federated Indians of Graton Rancheria (FIGR) and the North Fork Rancheria of Mono Indian Tribe (Mono).  Please tells us why the recognition was terminated and if there is a risk of termination of recognition in the future.

RESPONSE

Pursuant to the Indian commerce clause of the U.S. Constitution, Article I, Section 8, Clause 3, Congress has primary responsibility for regulating the federal government’s relationships with Indian tribes and Indian people.  Thus, Congress has the authority to recognize Indian tribes.(1)  Congress also has the authority to terminate the federal government’s relationship with Indian tribes.(2)  Despite Congress’ plenary powers over Indian affairs, for the reasons explained below, it is highly unlikely that Congress would again terminate the status of a tribe that has been restored to federal recognition.

Termination of the federal-trust relationship between the federal government and Indian tribes became an official policy goal of Congress by 1953 and was pursued until the late 1960s, during which time over 100 tribes located in several states were terminated.(3)  In 1958, Congress passed the Rancheria Act, Public Law 85-671, which terminated the special federal-tribal relationship of over 40 tribes in California, including that of the Federated Indians of Graton Rancheria (“Graton Rancheria”) and the North Fork Rancheria of Mono Indians of California (“North Fork Rancheria”).

(1)  F. Cohen, Cohen’s Handbook of Federal Indian Law, (2005 Edition) § 3.02[4].

(2)  F. Cohen, Cohen’s Handbook of Federal Indian Law, (2005 Edition) § 3.02[8][a].

(3)  W. Canby, Jr., American Indian Law in a Nutshell, (2009 5th Ed.) at 61.

However, beginning in the 1970s, President Nixon and Congress expressly repudiated the policy of termination and began to remedy its negative effects through re-establishment of the tribal-federal relationship with terminated tribes.(4)  Subsequent congressional statutes and executive policies continued to favor tribal self-development, including the Indian Self-Determination and Education Assistance Act of 1975, Public Law 93-638, and many others.(5)  As a result, many of the tribes that had been previously terminated were eventually restored to federal recognition through litigation or legislation.  When a tribe is restored to federal recognition, Congress generally reinstates all the rights and privileges that the tribe or its members enjoyed under federal law prior to their termination.

Under the Federally Recognized Indian Tribe List Act of 1994, Pub. L. 103-454 (“List Act”), the Secretary of the Interior (“Secretary”) is required to publish annually a list of all federally recognized Indian tribes.  The list must reflect all of the tribes that the Secretary recognizes to be eligible for the programs and services provided by the United States to Indians because of their status as Indians.(6)  The Secretary recognizes the entities on the list as Indian tribes with a government-to-government relationship with the United States.(7)  The government-to-government relationship of a tribe that is on this list may not be terminated except by an Act of Congress.(8)

Thus, when Congress or the executive branch finds that a tribe exists, the courts will not disturb that determination.  Judicial deference to tribal restoration or recognition is deemed warranted by the extensive nature and exercise of congressional power over Indian tribes.(9)  In fact, no congressional or executive determination of tribal status has ever been overturned by the courts.(10)  Further, the existence of an official list of federally recognized tribes dispenses with any uncertainty as to those tribes such as the Graton Rancheria and the North Fork Rancheria that are included on the list maintained by the Secretary.(11)

While Congress maintains its authority to terminate the federal recognition of any tribe, the likelihood of Congress exercising that authority anytime in the foreseeable future is remote.  For nearly forty years, Congress has passed one piece of legislation after another to promote the federal Indian policy of tribal self-determination and self-governance.  Today, federally recognized Indian tribes enjoy greater prominence than ever, partly as a result of the increased economic and political clout derived from successful gaming and other tribal business enterprises.  Given the establishment of a firm federal policy to promote tribal self-determination, coupled with the presence of increasingly powerful tribal governments ever vigilant to uphold tribal sovereignty, it is difficult to imagine a scenario in which Congress would repudiate earlier restoration legislation such as  the Graton Rancheria Restoration Act.(12)   Likewise, it is highly improbable that Congress would contemplate overturning any of the stipulated entries of judgments entered by the federal courts, including the one which restored the North Fork Rancheria in the 1980s.(13)

(4)  See 116 Cong.Rec. 23258 (President Nixon’s statement on Indian affairs).

(5)  W. Canby, Jr., American Indian Law in a Nutshell, (2009 5th Ed.) at 32-33.

(6)  25 USC § 479a-1(b).

(7)  See 44 Fed. Reg. 7,235 (Feb. 6, 1979); 58 Fed. Reg. 54,364 (Oct. 21, 1993); and 75 Fed.Reg. 60810 (October 1, 2010).

(8)  List Act § 103(4).

(9)  F. Cohen, Cohen’s Handbook of Federal Indian Law, (2005 Edition) § 3.02[4].  See also, United States v. Holliday, 70 U.S. 407, 419 (1865).

(10)  Supra, Cohen at § 3.02[4].

(11)  Ibid at § 3.02[5]; 25 U.S.C. § 479a, 479a-1; 75 Fed.Reg. 60810 (October 1, 2010).

(12)  Graton Rancheria Restoration Act, 25 U.S.C. § 1300n.

(13)  Tillie Hardwick case. See Tillie Hardwick, et al. v United States of America, et al., Civil No. C-79-1710-SW (N. D. CA. 1979), Stipulation for Entry of Judgment, August 2, 1983, and Stipulation for Entry of Judgment (Madera County), June 16, 1987.

4.                                       Please revise future filings to quantify the amount of funding that the FIGR is required to pay to the City of Rohnert Park under the Memorandum of Understanding.

RESPONSE

As requested by the Commission, we will revise future filings to quantify the amount of funding that the FIGR is required to pay to the City of Rohnert Park under the terms of the Memorandum of Understanding.  Following is the proposed revised disclosure:

In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park (the “MOU”) under which the FIGR agreed to make certain contributions and community investments to mitigate various impacts that may arise in connection with the project, in exchange for the city’s support of the casino project and its agreement to expend the contributions in accordance with the terms of the MOU.  The MOU has a term of 20 years and is subject to automatic renewals.  Under the terms of the MOU, the FIGR agreed to pay a total of approximately $17.7 million in one-time contributions, plus approximately $9.7 million in recurring annual contributions for as long as the MOU remains in effect.  The contributions and community investments are designated to mitigate the impact of the project on transportation and traffic, fire protection and emergency services, law enforcement, problem gambling, schools, housing, waterways, and other impacts on the community.  The FIGR’s obligation to pay many of the contributions and community investments is contingent upon certain future events including commencement of project construction, completion of project construction, and opening of the project.

As discussed on July 6, 2011, these contributions are obligations of the FIGR and would not impact Station’s statement of operations.  We will also revise future filings to provide similar disclosure for any other projects for which memoranda of understanding have been executed.

5.                                       We note your response to our prior comment three.  However, it does not appear that you have addressed our comment in its entirety.  As such, we reissue parts of our previous comment.  Please provide us a detailed discussion for each project how you considered each of the contingencies and milestones listed above, including a discussion all positive and negative evidence you considered in determining that each contingency and milestone is probable of being favorably resolved or achieved, respectively.  We note your belief that it is difficult, if not impossible, to ascribe a specific percentage probability to the likelihood of resolving each of the various contingencies and achieving each of the milestones.  We also note that in certain instances, you can predict a favorable result with a high degree of certainty, while in other instances, your best estimate of the future outcome can only be expressed in terms of whether the occurrence of the event is more likely than not.  In instances in which you can predict with a high degree of certainty, we believe should state your assessment in percentage terms as previously requested.  In the other instances, you should disclose your uncertainty and an approximate percentage or a minimum percentage of likelihood.  You further state that the existence of any critical contingency or milestone which you believe is probable of not being successfully resolved would generally result in a determination that the project probably will not be successful resolved.  Therefore, it appears you conclude projects are probable of successful completion and of recoverability unless it is probable that they are not.  If our understanding is correct, please tell us the basis in the accounting literature for continued recognition of amounts as assets under this view.  In addition, revise your disclosure to describe your assessment method.

RESPONSE

As discussed on July 6, 2011, beginning with our next 10-K filing we will revise our disclosures to provide a discussion of all material positive and negative evidence that we considered in determining that each critical contingency and milestone is probable of being favorably resolved or achieved, respectively.

As requested, we will also revise future filings to disclose the uncertainty surrounding the potential outcome of each project, we will disclose our best estimate of the likelihood that each project will be successfully completed, expressed as a range of percentages, and we will include cautionary language regarding the possibility that actual results could vary significantly from such estimates.   An example of these revised disclosures is included in our response to comment #2 above.

In addition, we will expand our significant accounting policy disclosure to more fully describe the methodology we use in assessing the recoverability of Native American development costs.  Following is our proposed revised accounting policy (revisions to current policy are shown in bold type):

Native American Development Costs

We incur certain costs associated with development and management agreements entered into with Native American tribes (the “Tribes”). In accordance with the guidance for accounting for costs and initial rental operations of real estate projects, costs for the acquisition and related development of the land and the casino facilities are capitalized as long-term assets until such time as the assets are transferred to the Tribe at which time a long term receivable is recognized.

In accordance with the accounting guidance for capitalization of interest costs, we capitalize interest to the project once a “Notice of Intent” (or the equivalent) to transfer the land into trust has been issued by the United States Department of the Interior (“DOI”), signifying that activities are in progress to prepare the asset for its intended use.

We earn a return on the costs incurred for the acquisition and development of the projects based upon the costs incurred over the development period of the project. In accordance with the guidance for accounting for sales of real estate, we recognize the return when the facility is complete and collectability of the receivable is assured. Due to the uncertainty surrounding the estimated cost to complete and the collectability of the stated return, we defer the return until the gaming facility is complete and transferred to the Tribe and the resulting receivable has been repaid. Repayment of the resulting advances would be from a refinancing by the Tribe, from the cash flow of the gaming facility or both.

We evaluate our Native American Development Costs for impairment in accordance with the accounting guidance in the Impairment or Disposal of Long-Lived Assets Subsections of ASC Topic 360-10. We evaluate each project for impairment whenever events or changes in circumstances indicate that the carrying amount of the project might not be recoverable, taking into consideration all available information. Among other things, we consider the status of the project, any contingencies, the achievement of milestones, any existing or potential litigation, and regulatory matters when evaluating our Native American projects for impairment. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted expected future cash flows exceed the carrying value, no impairment is indicated. If the undiscounted expected future cash flows do not exceed the carrying value, then the asset is written down to its estimated fair value, with fair value typically  estimated based on a discounted future cash flow model or market comparables, when available.  We estimate the undiscounted future cash flows of our Native American development projects based on a consideration of all positive and negative evidence about the future cash flow potential of the project including, but not limited to, the likelihood that the project will be successfully completed, the status of required approvals,  and the status and timing of the construction of the project, as well as current and projected economic, political, regulatory and competitive conditions that may adversely impact the project’s operating results.

* * *

Attached is a statement from the Company acknowledging the items requested in your original letter.

If I can be of any assistance to you or should you have any questions, please do not hesitate to contact me at (702) 495-4210.

Sincerely,

/S/ THOMAS M. FRIEL
Thomas M. Friel Executive Vice President, Chief Accounting Officer and Treasurer

cc:	Thomas Roche, Ernst & Young
Deborah Ruosch, Milbank Tweed Hadley & McCloy

The undersigned, on behalf of Station Casinos, Inc. (the “Company”), acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•                  Comments by the Commission staff (the “Staff”) or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/S/ THOMAS M. FRIEL
Thomas M. Friel Executive Vice President, Chief Accounting Officer and Treasurer